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                            November 8, 2022

       Michael White
       Chief Financial Officer
       Piedmont Lithium Inc.
       32 North Main Street, Suite 100
       Belmont, North Carolina
       28012

                                                        Re: Piedmont Lithium
Inc.
                                                            Form 10-KT for the
Fiscal Year Ending December 31, 2021
                                                            Filed February 28,
2022
                                                            File No. 001-38427

       Dear Michael White:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-KT for the Fiscal Year Ending December 31, 2021 Filed February 28, 2022

       Item 1. Business, page 5

   1. We note that you have identified two or more mining properties though you have not provided all the
summary and individual property disclosures prescribed by Items 1303 and 1304 of Regulation
S-K.

                                                        For example, the
summary disclosure should include a map of all properties to comply with Item 1303(b)(1);
while the individual property disclosure should include comparable details for each
material property along with the work completed on the property by the
                                                        Registrant, the planned
exploration program including timeframe and cost, and the total cost or book value of
the property to comply with Item 1304 (b). The summary
                                                        disclosures should
encompass all of your properties, including both material and non-
                                                        material properties,
and should appear in advance of and incremental to the individual
 Michael White
FirstName LastNameMichael   White
Piedmont Lithium  Inc.
Comapany 8,
November  NamePiedmont
             2022        Lithium Inc.
November
Page 2    8, 2022 Page 2
FirstName LastName
         property disclosures. The information required for the individual property disclosure are more extensive and detailed in comparison.

         Please revise your filing to include and differentiate between the summary and individual property disclosures to comply with the aforementioned guidance
2. Please disclose the mineral pricing associated with your mineral resource and reserve disclosure, as required by Item 1304 (d)(1) of Regulation S-K.
3. Please revise to provide a summary of all mineral resources or reserves, including byproducts, as required under Item 1304 (d)(1) of Regulation S-K.
Item 15. Exhibits.
Exhibit 96.1, page 49

4. We note that your qualified person(s) has included language at the beginning of the technical report under the "Declaration" heading that disclaims certain information in the technical report. For example your qualified person states they do not guarantee the accuracy of the report, and the information contained in the report shall be at the user's sole risk regardless of any fault or negligence of Primero. In order to comply with Item
         1302 (a)(1) of Regulation S-K disclosure of exploration results, mineral resources, and mineral reserves must be based on and accurately reflect information and supporting documentation prepared by a qualified person. Information should be reviewed and accepted by the qualified person and disclaimers are not permitted notwithstanding the specific exceptions in which a qualified person may rely. Please revise.
5.       Please revise your technical report to include the following:
             Details of personal inspection as required by Item 601(b)(96)(iii)(B)(2)(iv) of
             Regulation S-K.
             The name or number of each title, claim, mineral right, lease or option including the expiration dates and payments as required by Item 601(b)(96)(iii)(B)(3)(iii) of
             Regulation S-K. Additionally, please comment on the due diligence performed by the qualified person with respect to mineral rights and encumbrances, considering disclosure in this section of the technical report implying that the qualified person relied solely on the company for certain information.
             The information required under Items 601(b)(96)(iii)(B)(10)(ii) &
(10)(v) of
             Regulation S-K regarding mineral processing and metallurgical processing.
             Clarify in the technical report if the mineral resource estimate is reported exclusive or inclusive of mineral reserves. See Item 601(b)(96)(iii)(B)(11)(ii) of Regulation S-K.
             The information required under Item 601(b)(96)(iii)(B)(11)(iii) of Regulation S-K regarding the cut-off including price and cost assumptions and details pertaining to the cut-off grade calculation.
             The information required under Item 601(b)(96)(iii)(B)(16) of Regulation S-K related to concentrate (SC6) sale assumptions, including pricing.
             The information required under Item 601(b)(96)(iii)(B)(16)(ii) of Regulation S-K
 Michael White
Piedmont Lithium Inc.
November 8, 2022
Page 3
              regarding material contracts.
                The information required under Items
601(b)(96)(iii)(B)(17)(ii), (iii), (iv), (v), & (vi)
              of Regulation S-K regarding environmental studies. We suggest a table with required permits and the status of such permits to satisfy Items 601(b)(96)(iii)(B)(17)(iii).
                Include annual cash flow forecasts based on an annual production schedule for the life of the project to comply with Items
601(b)(96)(iii)(B)(19)(ii) of Regulation S-K.
              This should include the entire discounted cash flow analysis with major assumptions as line items.
6. Please revise the "Reliance on Information by the Registrant" section of your technical report to only include categories of information under Item 1302(f)(1) of Regulation S-K.
         Other information that has been included in this section should be removed so that the information is consistent with the disclosure specified under Item 1302(f)(2) of Regulation
         S-K.
7. Please file the marketing study that supports the forecast and pricing of quartz, feldspar, and mica by-products. See Item 1302(e)(3)(ii) of Regulation S-K.
8. We note that you disclose by-product mineral resources on page 119 of your technical report and that you have included by-product revenue in your economic model. Please explain why the by-product resource was not included with your mineral reserve disclosure, considering the inclusion of these materials in your economic model. Based on your response we may have additional comment.
Form 10-Q for the Quarterly Period Ended September 30, 2022, page 33

9. We note your disclosure of the results of a prefeasibility study for the Ewoyaa project, including production tonnage, reserves, and capital expenditures. Please tell us if these estimates were prepared under the definitions established by Item 1300 of Regulation S-K and, if not, revise to remove the estimates. Estimates prepared under a foreign jurisdiction cannot be substituted for S-K 1300 mining rule requirements.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact John Coleman at 202-551-3610 or Gus Rodriguez at 202-551-3752 if
you have questions regarding comments.



FirstName LastNameMichael White                                 Sincerely,
Comapany NamePiedmont Lithium Inc.
                                                                Division of
Corporation Finance
November 8, 2022 Page 3                                         Office of
Energy & Transportation
FirstName LastName